UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

	By:	/s/ Kelvin Wing Kee Lau
	Name:	Kelvin Wing Kee Lau
	Title:	Chief Financial Officer

Date: November 4, 2013

EXHIBIT INDEX

Exhibit 99.1

Perfect World to Hold Annual General Meeting on November 22, 2013

Beijing China (November 4, 2013) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that it will hold its annual general meeting of shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, on November 22, 2013 at 2:00 P.M. (Hong Kong time).  Holders of record of ordinary shares of the Company at the close of business on October 29, 2013 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof.  Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting and voting instruction card for ADS holders are available on the Company’s website at http://www.pwrd.com/html/en/ir_shareholdermeeting.html.  Perfect World has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2012, with the U.S. Securities and Exchange Commission. Perfect World’s Form 20-F can be accessed on the Company’s website at http://www.pwrd.com/html/en/annual_report.html, as well as on the SEC’s website at http://www.sec.gov.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online,” and “Holy King;” an online casual game: “Hot Dance Party;” and a number of web games and mobile games.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.

Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.  Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Capital Market & Corporate Communications

Joanne Deng — Associate Investor Relations Director

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com

Exhibit 99.2

PERFECT WORLD CO., LTD.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: PWRD)

NOTICE OF ANNUAL GENERAL MEETING

To be held on November 22, 2013

NOTICE IS HEREBY GIVEN that an annual general meeting of Perfect World Co., Ltd. (the “Company”) will be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, on November 22, 2013 at 2:00 P.M., for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. To approve and ratify the 2013 Share Incentive Plan; and

2. To authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolution 1 as such director, in his absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on October 29, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.

Please note that copies of the 2013 Share Incentive Plan and the annual reports of the Company are available for shareholders. If you would like to obtain a copy, you can (1) send your request for a physical copy by email to ir@pwrd.com; (2) notify the Company of your e-mail address by sending your request to ir@pwrd.com and a soft copy will be sent to your e-mail address provided; and (3) you may also view the 2013 Share Incentive Plan on the Company’s website at http://www.pwrd.com/html/en/ir_shareholdermeeting.html and the annual report at the Company’s website at http://www.pwrd.com/html/en/annual_report.html.

You are cordially invited to attend the annual general meeting in person.  Your vote is important.  If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying proxy form no later than the time for holding the annual general meeting. HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES (“ADSs”) WHO WISH TO EXERCISE THEIR VOTING RIGHTS FOR THE UNDERLYING ORDINARY SHARES MUST ACT THROUGH THE DEPOSITARY OF THE COMPANY’S ADS PROGRAM, DEUTSCHE BANK TRUST COMPANY AMERICAS.

By Order of the Board of Directors of Perfect World Co., Ltd.

/s/ Michael Yufeng Chi
Michael Yufeng Chi
Chairman
Beijing, PRC

October 29, 2013

Executive Office: Perfect World Plaza, Building 306 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China	Registered Office: Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands

Exhibit 99.3

PERFECT WORLD CO., LTD.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: PWRD)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 22, 2013 AT 42ND FLOOR, EDINBURGH TOWER, THE LANDMARK, 15 QUEEN’S ROAD, CENTRAL, HONG KONG

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Perfect World Co., Ltd., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), to be exercised at the annual general meeting of the Company (the “Annual General Meeting”) to be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, on November 22, 2013 at 2:00 P.M., and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on October 29, 2013 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting. Each share of Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company, and each share of Class B Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company. There were 29,671,195 Class A Ordinary Shares and 217,069,700 Class B Ordinary Shares outstanding as of October 29, 2013.  This Form of Proxy and the accompanying Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about November 4, 2013.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, FOR the Ordinary Resolutions set forth in this Form of Proxy.  Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the Annual General Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at Perfect World Plaza, Building 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China as soon as possible and in any event no later than the time for holding the Annual General Meeting.

PERFECT WORLD CO., LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PWRD)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 22, 2013 AT 42ND FLOOR, EDINBURGH TOWER, THE LANDMARK, 15 QUEEN’S ROAD, CENTRAL, HONG KONG

I/We
Please Print Name(s)

of
Please Print Address(es)

being the registered holder(s) of                                            [Class A / Class B] ordinary shares (Note 1), par value US$0.0001 per share, of Perfect World Co., Ltd. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or

of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held on November 22, 2013 at 2:00 P.M. (Hong Kong time), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)

1.	Resolution No. 1 as set out in the Notice of Annual General Meeting.
2.	Resolution No. 2 as set out in the Notice of Annual General Meeting.

Dated	, 2013	Signature(s) (Note 4)

(1)             Please insert the number and check the class of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(2)             If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

(3)             IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.

(4)             This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

Exhibit 99.4

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of the Company of Perfect World Co., Ltd.:

Issue:	Perfect World Co., Ltd / CUSIP: 71372U 10 4

Country:	Cayman Islands

Meeting Details:	Annual General Meeting of Perfect World Co., Ltd to be held on November 22, 2013 — 2:00 P.M. (Hong Kong time) at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached

Voting Deadline:	On or before November 19, 2013 at 2:00 P.M. (New York City time)

ADR Record Date:	October 29, 2013

Ordinary: ADR ratio	5 Class B Ordinary Shares: 1 ADS

Holders of American Depositary Receipts (ADRs) representing ordinary shares (the “Deposited Securities”) of Perfect World Co., Ltd (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

Holders of record of ADRs as of the close of business on the ADR Record Date will be entitled, subject to any applicable law, the Deposit Agreement, the Company’s Amended and Restated Memorandum and Articles of Association and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct Deutsche Bank Trust Company Americas, as Depositary (“the Depositary”), as to the exercise of voting rights, if any, pertaining to the Deposited Securities represented by their respective ADRs.  Voting instructions may be given only in respect of a number of American Depositary Shares representing an integral number of Shares or other Deposited Securities.  Upon the timely receipt of written instructions of a Holder of American Depositary Shares on the ADR Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s Amended and Restated Memorandum and Articles of Association and the provisions of or governing the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by American Depositary Shares evidenced by such Receipt in accordance with such voting instructions. Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting, and neither the Depositary nor the Custodian shall vote, or attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by ADSs except pursuant to and in accordance with such written instructions from Holders. Notwithstanding the above, save for applicable provisions of the law of the Cayman Islands, and in accordance with the terms of Section 12 of the Exhibit A to the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities or for the manner in which such vote is cast or the effect of any such vote.

Deutsche Bank - Depositary Receipts

Exhibit 99.5

Annual General Meeting of Shareholders

ADS Holder’s Voting Instruction Card

(Name of ADS holder)

(Address of ADS holder)

(Number of ADSs held)

Resolution presented for consideration by the Annual General Meeting of Shareholders on

November 22, 2013

AGENDA

	Affirmative	Negative	Abstained

1) To approve and ratify the 2013 Share Incentive Plan

2) To authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolution 1 as such director, in his absolute discretion, thinks fit

(Signature)

Exhibit 99.6

PERFECT WORLD CO., LTD.

2013 SHARE INCENTIVE PLAN

ARTICLE 1

PURPOSE

The purpose of this 2013 Share Incentive Plan (the “Plan”) is to promote the success and enhance the value of Perfect World Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”) by linking the personal interests of the members of the Board, Employees, and Consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company’s shareholders.  The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan, they shall have the meanings specified below, unless the context clearly indicates otherwise.  The singular pronoun shall include the plural where the context so indicates.

2.1                               “Applicable Laws” means (i) the laws of the Cayman Islands as they relate to the Company and its Shares; (ii) the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders; and (iii) the rules of any applicable stock exchange, of any jurisdiction applicable to Awards granted to residents therein.

2.2                               “Award” means an Option, Restricted Share, Restricted Share Unit or any other form of award granted to a Participant pursuant to the Plan.

2.3                               “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4                               “Board” means the Board of Directors of the Company from time to time.

2.5                               “Code” means the Internal Revenue Code of 1986 of the United States, as amended.

2.6                               “Committee” means the committee of the Board described in Article 9.

2.7                               “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Service Recipient to render such services.

2.8                               “Corporate Transaction” means any of the following transactions or occurrences, provided, however, that the Committee shall determine whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(a)                                 an amalgamation, arrangement, consolidation or scheme of arrangement (i) in which the Company is not the surviving entity, except for any such transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated or (ii) following which the holders of the voting securities of the Company do not continue to hold more than fifty percent (50%) of the combined voting power of the voting securities of the surviving entity;

(b)                                 the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock or other equity securities of the Company’s Subsidiaries and Related Entities);

(c)                                  the completion of a voluntary or insolvent liquidation or dissolution of the Company;

(d)                                 the direct or indirect acquisition by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing at least fifty percent (50%) of the total combined voting power of the Company’s outstanding securities; or

(e)                                  the individuals who, as of the Effective Date, are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least fifty percent (50%) of the Board; provided that if the election, or nomination for election by the Company’s shareholders, of any new member of the Board is approved by the Incumbent Board pursuant to the then-effective Articles of Association of the Company, such new member of the Board shall be considered as a member of the Incumbent Board.

2.9                               “Disability” means that the Participant qualifies to receive long-term disability payments under the Service Recipient’s long-term disability insurance program, as it may be amended from time to time, to which the Participant provides services regardless of whether the Participant is covered by such policy.  If the Service Recipient to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than 180 consecutive days.  A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Committee in its discretion.

2.10                        “Effective Date” shall have the meaning set forth in Section 10.1.

2.11                        “Employee” means any person, including an officer or member of the Board of the Company, any Parent, Subsidiary or Related Entity of the Company, who is in the employ of a Service Recipient, subject to the control and direction of the Service Recipient as to both the work to be performed and the manner and method of performance.  The payment of a director’s fee by a Service Recipient shall not be sufficient to constitute “employment” by the Service Recipient.

2.12                        “Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended.

2.13                        “Fair Market Value” means, as of any date, the value of Shares determined as follows:

(a)                                 If the Shares are listed on one or more established and regulated stock exchanges or national market systems, including without limitation, The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b)                                 If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c)                                  In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith and in its discretion by reference to (i) the placing price of the latest private placement of the Shares and the development of the Company’s business operations and the general economic and market conditions since such latest private placement, (ii) other third party transactions involving the Shares and the development of the Company’s business operation and the general economic and market conditions since such sale, (iii) an independent valuation of the Shares, or (iv) such other methodologies or information as the Committee determines to be indicative of Fair Market Value, relevant.

2.14                        “Good Reason” means the occurrence after a Corporate Transaction of any of the following events or conditions unless consented to by the Participant:

(a)                                 a decrease in the Participant’s base salary and/or a material decrease in his or her standard management bonus plan or employee benefits as in effect at any time within six (6) months preceding the date of a Corporate Transaction or at any time thereafter;

(b)                                 a material adverse change in the Participant’s title, authority, responsibilities or duties, as measured against his or her title, authority, responsibilities or duties immediately prior to such change, as in effect at any time within six (6) months preceding the date of a Corporate Transaction or at any time thereafter;

(c)                                  the imposition of a requirement that such Participant relocate more than sixty (60) miles from his or her current primary residence, or that the principal place of business of the Company be relocated more than sixty (60) miles from the city of Beijing, China; or

(d)                                 death or Disability of the Participant.

2.15                        “Incentive Share Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.16                        “Independent Director” means a member of the Board who qualifies as an “independent director” as defined under the Nasdaq Stock Market Rules.

2.17                        “Non-Qualified Share Option” means an Option that is not intended to be an Incentive Share Option.

2.18                        “Option” means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of Shares at a specified price during specified time periods.  An Option may be either an Incentive Share Option or a Non-Qualified Share Option.

2.19                        “Participant” means a person who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.20                        “Parent” means a parent corporation under Section 424(e) of the Code.

2.21                        “Plan” means this 2013 Share Incentive Award Plan, as it may be amended from time to time.

2.22                        “Related Entity” means any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or Subsidiary of the Company holds a substantial ownership interest, directly or indirectly but which is not a Subsidiary and which the Board designates as a Related Entity for purposes of the Plan.

2.23                        “Restricted Share” means a Share awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.24                        “Restricted Share Unit” means the right granted to a Participant pursuant to Article 6 to receive a Share at a future date.

2.25                        “Securities Act” means the Securities Act of 1933 of the United States, as amended.

2.26                        “Service Recipient” means the Company, any Parent or Subsidiary of the Company and any Related Entity to which a Participant provides services as an Employee, Consultant or as a Director.

2.27                        “Shares” means Class B Ordinary Shares, par value US$0.0001 per share, of the Company, and such other securities of the Company that may be substituted for Shares pursuant to Article 8.

2.28                        “Subsidiary” means any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company, including any variable interest entity whose results are consolidated in the Company’s consolidated financial statements.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1                               Number of Shares.

(a)                                 Subject to the provisions of Article 8 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options, the “Award Pool”) shall be equal to two percent (2%) of the total number of Shares outstanding as of the Effective Date, provided that the Award Pool shall be increased by a number on the first day of each year, beginning on January 1, 2015, equal to two percent (2%) of the then total number of Shares outstanding (the “Annual Increase”), provided further, that at no time the unissued Shares reserved in the Award Pool immediately after such Annual Increase shall exceed five percent (5%) of the then total number of Shares outstanding.  The maximum aggregate number of Shares which may be issued pursuant to Incentive Share Options shall be one hundred percent of the Award Pool.

(b)                                 To the extent that an Award terminates, expires, or lapses for any reason, or is settled in cash and not Shares, then any Shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan.  To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by the Company or any Parent or Subsidiary of the Company shall not be counted against Shares available for grant pursuant to the Plan.  Shares delivered by the Participant or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a).  If any Restricted Shares are forfeited by the Participant or repurchased by the Company, such Shares may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a).  Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Share Option to fail to qualify as an incentive share option under Section 422 of the Code.

3.2                               Shares Distributed.  Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares purchased on the open market.  Additionally, in the discretion of the Committee, American Depository Shares in an amount equal to the number of Shares which otherwise would be distributed pursuant to an Award may be distributed in lieu of Shares in settlement of any Award.  If the number of Shares represented by an American Depository Share is other than on a one-to-one basis, the limitations of Section 3.1 shall be adjusted to reflect the distribution of American Depository Shares in lieu of Shares.

ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1                               Eligibility. Persons eligible to participate in this Plan include Employees, Consultants, and all members of the Board, as determined by the Committee.

4.2                               Participation.  Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award.  No individual shall have any automatic right to be granted an Award pursuant to this Plan.

4.3                               Jurisdictions.  In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides or is employed.  Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 3.1 of the Plan. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

ARTICLE 5

OPTIONS

5.1                               General.  The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)                                 Exercise Price.  The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which may be a fixed or variable price related to the Fair Market Value of the Shares; provided, however, that no Option may be granted to an individual subject to taxation in the United States at less than the Fair Market Value on the date of grant.  The exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Committee or the Board, the determination of which shall be final, binding and conclusive.  For the avoidance of doubt, to the extent not prohibited by Applicable Laws (including any applicable exchange rule), a downward adjustment of the exercise prices of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the affected Participants. Notwithstanding the foregoing, the exercise price per Share subject to an Option shall not be increased without the approval of the Participants.

(b)                                 Time and Conditions of Exercise.  The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Option granted under the Plan shall not exceed ten years, except as provided in Section 11.1.  The Committee shall also determine any other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c)                                  Payment.  The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under the Applicable Laws, cash or check in Chinese Renminbi, (iii) cash or check denominated in any other local currency as approved by the Committee, (iv) Shares held for such period of time as may be required by the Committee in order to avoid adverse financial accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (v) the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (vi) other property acceptable to the Committee with a Fair Market Value equal to the exercise price, or (vii) any combination of the foregoing.  Notwithstanding any other provision of the Plan to the contrary, no Participant shall be permitted to pay the exercise price of an Option in any method which would violate Applicable Law, including without limitation Section 13(k) of the Exchange Act.

(d)                                 Evidence of Grant.  All Options shall be evidenced by an Award Agreement between the Company and the Participant.  The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2                               Incentive Share Options.  Incentive Share Options may be granted to Employees of the Company, a Parent or Subsidiary of the Company.  Incentive Share Options may not be granted to Employees of a Related Entity or to Independent Directors or Consultants.  The terms of any Incentive Share Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the following additional provisions of this Section 5.2:

(a)                                 Expiration of Option.  An Incentive Share Option may not be exercised to any extent by anyone after the first to occur of the following events:

(i)                                     Ten years from the date it is granted, unless an earlier time is set in the Award Agreement;

(ii)                                  Three months after the Participant’s termination of employment as an Employee other than for Disability or death; and

(iii)                               One year after the date of the Participant’s termination of employment or service on account of Disability or death.  Upon the Participant’s Disability or death, any Incentive Share Options exercisable at the Participant’s Disability or death may be exercised by the Participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant’s last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Share Option or dies intestate, by the person or persons entitled to receive the Incentive Share Option pursuant to the applicable laws of descent and distribution.

(b)                                 Individual Dollar Limitation.  The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed US$100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision.  To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Share Options.

(c)                                  Exercise Price.  The exercise price of an Incentive Share Option shall be equal to the Fair Market Value on the date of grant.  However, an Incentive Share Option shall be granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(d)                                 Transfer Restriction.  The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Share Option within (i) two years from the date of grant of such Incentive Share Option or (ii) one year after the transfer of such Shares to the Participant.

(e)                                  Expiration of Incentive Share Options.  No Award of an Incentive Share Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

(f)                                   Right to Exercise.  During a Participant’s lifetime, an Incentive Share Option may be exercised only by the Participant.

ARTICLE 6

RESTRICTED SHARES AND RESTRICTED SHARE UNITS

6.1                               Grant of Restricted Shares.  The Committee is authorized to make Awards of Restricted Shares and/or Restricted Share Units to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee.  All Awards of Restricted Shares shall be evidenced by an Award Agreement.

6.2                               Issuance and Restrictions.  Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Share).  These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.3                               Forfeiture/Repurchase.  Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, that the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

6.4                               Certificates for Restricted Shares.  Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine.  If certificates representing Restricted Shares are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.5                               Restricted Share Units.  At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate.  At the time of grant, the Committee shall specify the maturity date applicable to each grant of Restricted Share Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee.  On the maturity date, the Company shall, subject to Sections 7.4 and 7.5, transfer to the Participant one unrestricted, fully transferable Share for each Restricted Share Unit scheduled to be paid out on such date and not previously forfeited.

ARTICLE 7

PROVISIONS APPLICABLE TO AWARDS

7.1                               Award Agreement.  Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

7.2                               Limits on Transfer.  No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary.  Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution.  The Committee by express provision in the Award or an amendment thereto may permit an Award (other than an Incentive Share Option) to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant’s family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish.  Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a “blind trust” in connection with the Participant’s termination of employment or service with the Company or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company’s lawful issue of securities.

7.3          Beneficiaries.  Notwithstanding Section 7.2, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death.  A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee.  If the Participant is married and resides in a community property jurisdiction, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse.  If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution.  Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

7.4          Share Certificate.  Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares pursuant to the exercise of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such Shares is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares or securities representing the Shares are listed or traded.  All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares or securities representing the Shares are listed, quoted, or traded.  The Committee may place legends on any Share certificate to reference restrictions applicable to the Share.  In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

7.5          Paperless Administration.  Subject to Applicable Laws, the Committee may make Awards, provide applicable disclosure and procedures for exercise of Awards by an internet website or interactive voice response system for the paperless administration of Awards.

7.6          Foreign Currency.  A Participant may be required to provide evidence that any currency used to pay the exercise price of any Award were acquired and taken out of the jurisdiction in which the Participant resides in accordance with Applicable Laws, including foreign exchange control laws and regulations.  In the event the exercise price for an Award is paid in Chinese Renminbi or other foreign currency, as permitted by the Committee, the amount payable will be determined by conversion from U.S. dollars at the official rate promulgated by the People’s Bank of China for Chinese Renminbi, or for jurisdictions other than the People’s Republic of China, the exchange rate as selected by the Committee on the date of exercise.

ARTICLE 8

CHANGES IN CAPITAL STRUCTURE

8.1          Adjustments.  In the event of any share dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, reorganization of the Company, including the Company becoming a subsidiary in a transaction not involving a Corporate Transaction, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting the Shares or the price of a Share, the Committee may make such proportionate and equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and substitutions of shares in a parent or surviving company); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan.  The form and manner of any such adjustments shall be determined by the Committee in its sole discretion.

8.2          Outstanding Awards — Corporate Transactions.  Except as provided otherwise in an individual Award Agreement or any other written agreement entered into by and between the Company and a Participant, in the event of a Corporate Transaction:

(a)           If the Award is either (i) assumed by the successor entity or Parent thereof or replaced with a comparable Award (as determined by the Committee) with respect to shares of the capital stock of the successor entity or Parent thereof or (ii) replaced with a cash incentive program of the successor entity which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same vesting schedule applicable to such Award, then such Award (if assumed), the replacement Award (if replaced), or the cash incentive program automatically shall become fully vested, exercisable and payable and be released from any restrictions on transfer (other than transfer restrictions applicable to Options) and repurchase or forfeiture rights, immediately upon termination of the Participant’s employment or service with all Service Recipients within twelve (12) months of the Corporate Transaction without cause or voluntarily by the Participant for Good Reason.

(b)           If a Participant’s Awards are not converted, assumed, or replaced by a successor, as described in clause (a) above, such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse immediately prior to the specified effective date of such Corporate Transaction, provided that the Participant remains an Employee, Consultant or member of the Board on the effective date of the Corporate Transaction.

(c)           Notwithstanding clause (a) or clause (b) above, upon an occurrence of a Corporate Transaction set forth in Sections 2.8(d) and 2.8(e), a Participant’s Awards shall become fully exercisable and the forfeiture restrictions with respect to such amount shall lapse.

(d)           Upon, or in anticipation of, a Corporate Transaction, the Committee may in its sole discretion provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise such Awards during a period of time as the Committee shall determine, (ii) either the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Participant’s rights had such Award been currently exercisable or payable or fully vested (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’ s rights, then such Award may be terminated by the Company without payment), (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) provide for payment of Awards in cash based on the value of Shares on the date of the Corporate Transaction plus reasonable interest on the Award through the date such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

8.3          Outstanding Awards — Other Changes.  In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 8, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

8.4          No Other Rights.  Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation.  Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares subject to an Award or the grant or exercise price of any Award.

ARTICLE 9

ADMINISTRATION

9.1          Committee.  The Plan shall be administered by the Board or the Compensation Committee of the Board; provided, however that the Board or the Compensation Committee may delegate to a committee of one or more members of the Board the authority to grant or amend Awards to Participants other than Independent Directors and executive officers of the Company.  If the Plan is administered by the Compensation Committee of the Board, the Committee shall consist of at least two individuals, each of whom qualifies as an Independent Director.  Reference to the Committee shall refer to the Board if the Plan is administered by the Board or if the Compensation Committee ceases to exist and the Board does not appoint a successor Committee.  Notwithstanding the foregoing, the full Board, acting by majority of its members in office shall conduct the general administration of the Plan if required by Applicable Laws, and with respect to Awards granted to Independent Directors and for purposes of such Awards the term “Committee” as used in the Plan shall be deemed to refer to the Board.

9.2          Action by the Committee.  A majority of the Committee shall constitute a quorum.  The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee.  Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

9.3          Authority of Committee.  Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a)           Designate eligible Employees, members of the Board and Consultants to receive Awards;

(b)           Determine the type or types of Awards to be granted to each Participant;

(c)           Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)           Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e)           Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered (whether or not in exchange for another Award or combination of Awards);

(f)            Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g)           Decide all other matters that must be determined in connection with an Award;

(h)           Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)            Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j)            Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

9.4          Decisions Binding.  The Committee’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE 10

EFFECTIVE AND EXPIRATION DATE

10.1        Effective Date.  The Plan is effective as of the date it is adopted and approved by the Board (the “Effective Date”).  The Plan shall be ratified by the shareholders of the Company at a meeting duly held in accordance with the applicable provisions of the Company’s Memorandum and Articles of Association within 12 months of the Effective Date.  No Shares shall be issued pursuant to Awards granted under the Plan prior to such ratification of the Plan by the shareholders of the Company. In the event that the Plan is not ratified by the shareholders of the Company at such meeting, all Awards granted prior to such meeting shall be null and void.

10.2        Expiration Date.  The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date.  Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 11

AMENDMENT, MODIFICATION, AND TERMINATION

11.1        Amendment, Modification, And Termination.  With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with Applicable Laws, or stock exchange rules, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice, and (b) unless the Company decides to follow home country practice, shareholder approval is required for any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 8), (ii) permits the Committee to extend the term of the Plan or the exercise period for an Option beyond ten years from the date of grant, or (iii) results in a material increase in benefits or a change in eligibility requirements.

11.2        Awards Previously Granted.  Except with respect to amendments made pursuant to Section 12.15, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 12

GENERAL PROVISIONS

12.1        No Rights to Awards.  No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, employees, and other persons uniformly.

12.2        No Shareholders Rights.  No Award gives the Participant any of the rights of a Shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

12.3        Taxes.  No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws.  The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan.  The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld.  Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy all of the Participant’s income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory income and payroll tax withholding rates that are applicable to such supplemental taxable income under Applicable Laws.

12.4        No Right to Employment or Services.  Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Service Recipient to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of any Service Recipient.

12.5        Effect of Plan upon Other Compensation Plans.  The adoption of the Plan shall not affect any other compensation or incentive plans in effect for any Service Recipient.  Nothing in the Plan shall be construed to limit the right of any Service Recipient:  (a) to establish any other forms of incentives or compensation for Employees, members of the Board or Consultants, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

12.6        Unfunded Status of Awards.  The Plan is intended to be an “unfunded” plan for incentive compensation.  With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

12.7        Indemnification.  To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf.  The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s Memorandum of Association and Articles of Association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

12.8        Relationship to other Benefits.  No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

12.9        Expenses.  The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

12.10      Titles and Headings.  The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

12.11      Fractional Shares.  No fractional Share shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

12.12      Government and Other Regulations.  The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all Applicable Laws and to such approvals by government agencies as may be required.  The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction.  If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

12.13      Governing Law.  The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the Cayman Islands.

12.14      Section 409A.  To the extent that the Committee determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code.  To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date.  Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related U.S. Department of Treasury guidance (including such U.S. Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines is necessary or appropriate to (a) exempt the Award from Section 409A of the Code and /or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

12.15      Appendices.  The Committee may approve such supplements, amendments or appendices to the Plan as it may consider necessary or appropriate for purposes of compliance with applicable laws or otherwise and such supplements, amendments or appendices shall be considered a part of the Plan.

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